                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*

                         Reliance Group Holdings, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   759464109
                              -------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75946410                    13G                     Page 2 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Steinberg Group
          (No. S.S or I.R.S. Identification No.)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          Not Applicable

                      5.  SOLE VOTING POWER

                                37,882,583
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                14,202,410
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                38,045,542

                      8.  SHARED DISPOSITIVE POWER

                                14,224,315

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          52,269,857

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          45.8%

12. TYPE OF REPORTING PERSON*

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75946410                    13G                     Page 3 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Saul P. Steinberg
          S.S No.: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                      5.  SOLE VOTING POWER

                                28,119,053 (See Note 1)
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                13,717,510 (See Notes 2, 3, 5, 6 and 7)
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                28,252,006 (See Notes 1 and 4)

                      8.  SHARED DISPOSITIVE POWER

                                13,717,510 (See Notes 2, 3, 5, and 7)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          41,969,516

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          37%

12. TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75946410                    13G                     Page 4 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert M. Steinberg
          S.S No.: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                      5.  SOLE VOTING POWER

                                4,091,910 (See Notes 8 and 9)
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                12,280,830 (See Notes 3 and 6)
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                4,121,916 (See Notes 8, 9 and 10)

                      8.  SHARED DISPOSITIVE POWER

                                12,280,830 (See Note 3)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,402,746

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          14.4%

12. TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75946410                    13G                     Page 5 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Anne Steinberg
          S.S No.: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                      5.  SOLE VOTING POWER

                                -0-
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                12,356,010 (See Note 3)
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                -0-

                      8.  SHARED DISPOSITIVE POWER

                                12,356,010 (See Note 3)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,356,010

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.9%

12. TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75946410                    13G                     Page 6 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Roni Sokoloff
          S.S No.: ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                      5.  SOLE VOTING POWER

                                2,500,130
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                550,080 (See Note 11)
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                2,500,130

                      8.  SHARED DISPOSITIVE POWER

                                571,985 (See Notes 11 and 12)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,072,115

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.7%

12. TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 75946410                    13G                     Page 7 of 12 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lynda Jurist
          S.S No.: 077-050-3572

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [X]
                                                          (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                      5.  SOLE VOTING POWER

                                3,096,310
NUMBER OF SHARES
                      6.  SHARED VOTING POWER
BENEFICIALLY OWNED
                                10,000 (See Note 13)
BY EACH REPORTING
                      7.  SOLE DISPOSITIVE POWER
PERSON WITH
                                3,096,310

                      8.  SHARED DISPOSITIVE POWER

                                10,000 (See Note 13)

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,106,310

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          2.7%

12. TYPE OF REPORTING PERSON*

          IN

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)  Name of Issuer:

           Reliance Group Holdings, Inc.
           .....................................................................

Item 1(b)  Address of Issuer's Principal Executive Offices:

           Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
           .....................................................................

Item 2(a)  Name of Persons Filing:

           The Steinberg Group, Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist
           .....................................................................

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           Park Avenue Plaza, 55 East 52nd Street, New York, New York l0055
           .....................................................................

Item 2(c)  Citizenship:

           See Item 4 on each of the cover pages hereto.
           .....................................................................

Item 2(d)  Title of Class of Securities:

           Common Stock, $.10 par value
           .....................................................................

Item 2(e)  CUSIP Number:

           75946410
           .....................................................................

Item 3 (g) Not Applicable.

Item 4.    Ownership.

           (a)  Amount Beneficially Owned As of December 3l, l993

                See Item 9 on each of the cover pages hereto.
           .....................................................................

           (b)  Percent of Class:

                See Item 11 on each of the cover pages hereto.
           .....................................................................

           (c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote

                      See Item 5 on each of the cover pages hereto.
           .....................................................................

                (ii)  shared power to vote or to direct the vote

                      See Item 6 on each of the cover pages hereto.
           .....................................................................

                (iii) sole power to dispose or to direct the disposition of

                      See Item 7 on each of the cover pages hereto.
           .....................................................................

                (iv)  shared power to dispose or to direct the disposition of

                      See Item 8 on each of the cover pages hereto.
           .....................................................................

Item 5.    Ownership of Five Percent or Less of a Class.

           Not Applicable
           .....................................................................

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable
           .....................................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable
           .....................................................................

Item 8.    Identification and Classification of Members of the Group.

           The members of the Steinberg Group are Saul P. Steinberg, Robert M. Steinberg, Anne Steinberg, Roni Sokoloff and Lynda Jurist.
           .....................................................................

Item 9.    Notice of Dissolution of Group.

           Not Applicable
           .....................................................................

Item 10.   Certification.

           Not Applicable
           .....................................................................

     Notes to Cover Pages - Steinberg Group Amendment No. 9 To Schedule 13G

     l. Includes 4,000 shares held by Saul P. Steinberg as custodian for his children, as to which he disclaims beneficial ownership.

     2. Includes 75,l80 shares owned by Saul P. Steinberg's mother, Anne Steinberg, 336,300 shares owned by Saul P. Steinberg's wife, Gayfryd Steinberg, and l5,200 shares held by Gayfryd Steinberg as custodian for Jeremy Rayne Steinberg, as to all of which he disclaims beneficial ownership.

     3. Includes l2,280,830 shares owned by the Article III Residuary Trust under the will of Julius Steinberg. Saul P. Steinberg, his brother Robert M. Steinberg, Anne Steinberg and a fourth person are the trustees thereof.

     4. Includes 132,953 shares allocable to Saul P. Steinberg's contributions under the Reliance Insurance Company Savings Incentive Plan (the "SIP"), as to which Saul P. Steinberg has dispositive power.

     5. Includes 1,010,000 shares held by the Saul and Gayfryd Steinberg Foundation, Inc. Saul P. Steinberg disclaims beneficial ownership of such shares.

     6. Does not include any of the shares held in the SIP; the Trustee of the SIP votes the shares held in the SIP in its sole discretion, in accordance with the fiduciary standards of the Employee Retirement Income Security Act of 1974, as amended.

     7. Does not include 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust, 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust and 51,340 shares owned by the Julian David Steinberg 1993 Trust. Jeremy Rayne Steinberg, Gayfryd Holden Steinberg and Julian David Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts.

     8. Includes 50,000 shares owned by the Jeremy Rayne Steinberg 1989 Trust, 50,000 shares owned by the Gayfryd Holden Steinberg 1989 Trust and 51,340 shares owned by the Julian David Steinberg 1993 Trust. Jeremy Rayne Steinberg, Gayfryd Holden Steinberg and Julian David Steinberg are children of Saul P. Steinberg. Robert M. Steinberg is the trustee of such trusts. Robert M. Steinberg disclaims beneficial ownership of such shares.

     9. Includes 101,730 shares held by Robert M. Steinberg as custodian for his children, as to which Robert M. Steinberg disclaims beneficial ownership, and 750,000 shares based on the assumed exercise of options to purchase Common Stock owned by Robert M. Steinberg.

     10. Includes 30,006 shares allocable to Robert M. Steinberg's contributions under the SIP, as to which Robert M. Steinberg has dispositive power.

     11. Includes 400,000 shares owned by Roni Sokoloff's husband, 52,580 shares held by her husband as custodian for their children and 97,500 shares based on the assumed exercise of options to purchase Common Stock owned by her husband, as to all of which Roni Sokoloff disclaims beneficial ownership. Roni Sokoloff is the sister of Saul P. Steinberg and Robert M. Steinberg.

     12. Includes 21,905 shares allocable to the contributions of Roni Sokoloff's husband under the SIP, as to which Mr. Sokoloff has dispositive power, and as to which Roni Sokoloff disclaims beneficial ownership.

     l3. Includes l0,000 shares owned by Lynda Jurist's husband, as to which Lynda Jurist disclaims beneficial ownership. Lynda Jurist is the sister of Saul
P. Steinberg and Robert M. Steinberg.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  February 13, l996 as of December 3l, l995
                  .........................................
                  Date

                  /s/SAUL P. STEINBERG
                  .........................................
                  Signature

                  Saul P. Steinberg
                  .........................................
                  Name

                  /s/ROBERT M. STEINBERG
                  .........................................
                  Signature

                  Robert M. Steinberg
                  .........................................
                  Name

                  /s/ANNE STEINBERG
                  .........................................
                  Signature

                  Anne Steinberg
                  .........................................
                  Name

                  /s/RONI SOKOLOFF
                  .........................................
                  Signature

                  Roni Sokoloff
                  .........................................
                  Name

                  /s/LYNDA JURIST
                  .........................................
                  Signature

                  Lynda Jurist
                  .........................................
                  Name

                                 EXHIBIT INDEX

Exhibit No.       Exhibit Name                                         Page No.
-----------       ------------                                         --------
    1             Joint Filing Agreement

                                                                       Exhibit 1
                             Joint Filing Agreement

     Each of the persons signing below hereby agrees that the Schedule l3G to which this Joint Filing Agreement is attached is filed on behalf of each of them.

Dated: February 13, l996
                                         /s/ SAUL P. STEINBERG
                                         ---------------------
                                             Saul P. Steinberg

                                         /s/ ROBERT M. STEINBERG
                                         -----------------------
                                             Robert M. Steinberg

                                         /s/ ANNE STEINBERG
                                         ------------------
                                             Anne Steinberg


                                         /s/ RONI SOKOLOFF
                                         -----------------
                                             Roni Sokoloff

                                         /s/ LYNDA JURIST
                                         ----------------
                                             Lynda Jurist